May 24, 2013

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Att:	Mara L. Ransom, Assistant Director

Re:	Anchor CNGO, Inc.

Registration Statement on Form S-1

Amendment No. 4 filed May 14, 2013

File No. 333-185745

Greetings:

Registrant has filed Amendment No. 5 to the above-referenced registration statement on Form S-1 responding to the staff’s comment letter dated May 22, 2013 as follows:

Unaudited Interim Financial Statements for the Quarterly Period Ended February 28, 2013

Condensed Statements of Changes in Stockholders’ Equity, page 3

1. We note you presented a comprehensive loss on investment securities of $1,160. Please revise to present a statement of comprehensive income. Note that the statement of comprehensive income should be reported in either: (a) a single continuous financial statement; or (b) two separate but consecutive financial statements. Refer to ASC 220-10-45-1 and 1A.

Response

1.	We have revised the unaudited statement of operations in Amendment No. 5 to present comprehensive income as a single continuous financial statement.

It is anticipated that Amendment No. 5 and the response provided herein sufficiently address the issue raised in your May 22, 2013 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522 or e-mail to jberns@jberns.com.

Yours very truly,

Joel Bernstein